FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12440

ENERSIS AMÉRICAS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Enersis Américas S.A. (the “Company”) is incorporating by reference the information and exhibits set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-214079) filed on October 12, 2016.

Other Events

In connection with the Company’s offering of US$600,000,000 of its 4.000% Notes due 2026, the Company is filing on Form 6-K (i) the form of debt securities; (ii) the Second Supplemental Indenture dated as of October 25, 2016 by and between the Company and The Bank of New York Mellon (as successor trustee to The Chase Manhattan Bank), as trustee; (iii) the legal opinion of Chadbourne & Parke LLP as U.S. counsel to the Company; and (iv) the legal opinion of Carey y Cía Ltda. as Chilean counsel to the Company.

Exhibit

4.3	Form of debt securities included in Exhibit 4.4 as Exhibit A.

4.4	Second Supplemental Indenture dated as of October 25, 2016 by and between the Company and The Bank of New York Mellon (as successor trustee to The Chase Manhattan Bank), as trustee.

5.1	Opinion of Chadbourne & Parke LLP.

5.2	Opinion of Carey y Cía. Ltda.

23.1	Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5.1 to this Report on Form 6-K.

23.2	Consent of Carey y Cía. Ltda., contained in its opinion filed as Exhibit 5.2 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By:	/s/ Javier Galán
Name: Javier Galán
Title: Chief Financial Officer

Dated: October 25, 2016

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